UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Radiant Systems, Inc.

(Name of Subject Company)

Radiant Systems, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

John H. Heyman

Chief Executive Officer

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R.W. Smith, Jr., Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 25, 2011, by Radiant Systems, Inc., a Georgia corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”), a wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, no par value (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $28.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated July 25, 2011 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs under the heading “Certain Litigation” with the following paragraphs:

“Three putative class action lawsuits have been filed in connection with the Offer and Merger: (i) Jay Phelps v. Radiant Systems, Inc., et. al. (Case No. 2011CV203328), filed on July 14, 2011, in the Superior Court of Fulton County, Georgia; (ii) City of Worcester Retirement System v. Radiant Systems, Inc., et. al. (Case No. 2011CV203297), filed on July 15, 2011, in the Superior Court of Fulton Country, Georgia; and (iii) Oakland County Employees’ Retirement System v. Radiant Systems, Inc. et. al. (Case No. 2011CV203324), filed on July 18, 2011, in the Superior Court of Fulton County, Georgia.

All three complaints name the Company, the members of the board of directors, and Parent as defendants. All three lawsuits are brought by purported shareholders, both individually and on behalf of a putative class of shareholders, alleging that the Board breached its fiduciary duties in connection with the Offer and Merger by purportedly failing to maximize shareholders value, and the Company and Parent aided and abetted the alleged breaches. All three lawsuits seek equitable relief, including, among other things, an injunction blocking consummation of the Offer and the Merger. The Worcester and Oakland County complaints also seek compensatory damages in the event the Merger is consummated.

On July 27, 2011, the plaintiffs in the three cases jointly filed an amended complaint (the “Amended Complaint”). The Amended Complaint adds allegations that the Schedule 14D-9 contains materially misleading statements and omits material information. On July 27, 2011, the plaintiff also jointly filed a motion seeking to expedite discovery in anticipation of a forthcoming motion for a preliminary injunction to enjoin the defendants from proceeding with, consummating or otherwise giving effect to the Offer and the Merger. The defendants intend to oppose the motion for expedited discovery and any motion for a preliminary injunction that may be filed. The foregoing summary of the complaints and the Amended Complaint does not purport to be complete and is qualified in its entirety by reference to complaints, which are filed as Exhibits (a)(30), (a)(31) and (a)(32) to this Schedule 14D-9 and the Amended Complaint, which is filed as Exhibit (a)(33) to this Schedule 14D-9. The Company, Parent and Purchaser believe the allegations are without merit and intend to defend vigorously the action.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No	Description

(a)(33)	Amended Complaint filed in the Superior Court of Fulton County, Georgia, captioned Jay Phelps v. Radiant Systems, Inc., et. al.

(a)(34)	Email to Radiant Employees, dated July 28, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADIANT SYSTEMS, INC.

By:	/s/ John H. Heyman
Name:	John H. Heyman
Title:	Chief Executive Officer

Dated: July 28, 2011